Exhibit 99.2

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Lithium Americas (Argentina) Corp. (“Lithium Argentina” or the “Company”), prepared as of May 13, 2024, should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for three months ended March 31, 2024 (“Q1 2024 financial statements”), and the audited consolidated financial statements and notes thereto for the year ended December 31, 2023 (“2023 annual financial statements”). Refer to Notes 2 and 3 of the Q1 2024 financial statements and Note 2 and 3 of the 2023 annual financial statements for disclosure of the Company’s material accounting policies. All amounts are expressed in United States dollars (“US dollars” or “US$”), unless otherwise stated. References to CDN$ are in Canadian dollars. This MD&A includes certain statements that may be deemed “forward-looking statements”, “forward-looking information”, “future-oriented financial information” and/or “financial outlook” and readers should read the cautionary note contained in the section titled “Forward-Looking Statements” of this MD&A. Information contained on the Company’s website or in other documents referred to in this MD&A is not incorporated by reference herein and does not form part of this MD&A unless otherwise specifically stated.

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. The Company trades in Canada on the Toronto Stock Exchange (“TSX”) and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAAC”. Additional information relating to the Company, including key risk factors which may impact the Company’s business and financial condition and other information, is contained in the Company’s Annual Information Form (“AIF”), and other filings, which are available on the Company’s website at www.lithium-argentina.com and on SEDAR+ at www.sedarplus.ca.

Highlights

•
Operational Highlights
o
During the three months ended March 31, 2024, Caucharí-Olaroz produced approximately 4,500 tonnes of lithium carbonate.
▪
The project continues to advance through the ramp up and test higher production levels.
▪
In April 2024, a planned shutdown was performed to inspect and improve reliability of the processing plant.
o
Caucharí-Olaroz remains on target to produce 20,000 - 25,000 tonnes of lithium carbonate in 2024.
▪
The target remains to reach and maintain a near steady state production level by the end of the year.
o
For 2024, Caucharí-Olaroz expects to be operating cash flow positive when adjusted for working capital changes.
▪
Working capital requirements are expected to remain elevated through the first half of 2024 as production continues to ramp up and sales shipments begin to normalize.

•
Financial Highlights
o
As of March 31, 2024, Lithium Argentina had $86M in cash and cash equivalents with an additional $20M in collateral related to loans to Caucharí-Olaroz expected to be released in Q2 2024.
▪
The Company has not drawn on its $75M credit facility with Ganfeng Lithium Co. Ltd. (“Ganfeng”) and has $259M in convertible debt at 1.75% due in early 2027.
o
As of March 31, 2024, Minera Exar S.A. (“Minera Exar”), the Argentine joint venture company owned by the Company (44.8%), Ganfeng (46.7%) and Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”) (8.5%) had approximately $241M (on a 100% basis, less cash collateral) of local debt tied to funding working capital and startup costs.
▪
A substantial portion of the local debt is being refinanced with unsecured credit facilities typical of an operating company.
▪
The Company is working with Ganfeng to pursue additional longer term debt options to leverage improved lending conditions in Argentina and support future growth plans.

MD&A - Period ended March 31, 2024	2

•
Corporate Highlights

o
On March 5, 2024, Ganfeng agreed to invest $70M for an expected 15% stake in the Pastos Grandes project through a subscription of newly-issued shares of the Company’s Argentine subsidiary, Proyecto Pastos Grandes S.A. (the “Pastos Grandes Transaction”). The transaction is expected to close mid-2024 with proceeds available to support the Company’s Argentine operations.
o
In the first quarter of 2024, the Company commenced additional measures to reduce discretionary spending at the corporate level by 25%.
o
The Company will hold its Annual General Shareholders Meeting on June 20, 2024.

MD&A - Period ended March 31, 2024	3

LITHIUM OPERATIONS AND PROJECTS

The Caucharí-Olaroz lithium brine project (“Caucharí-Olaroz”) is located in Jujuy province in the northwestern region of Argentina. Caucharí-Olaroz is operating and ramping up to full capacity. The Company owns 44.8% of Caucharí-Olaroz through its ownership interest in Minera Exar, a company incorporated under the laws of Argentina. The Company also has a pipeline of development and exploration stage projects, including the Pastos Grandes project (“Pastos Grandes”) and the Sal de la Puna project (“Sal de la Puna”), both of which are located in Salta Province in northwestern Argentina adjacent to Jujuy province. Pastos Grandes is a 100% owned (which interest is subject to change upon completion of the Pastos Grandes Transaction, see “Corporate Highlights” section above) development stage project, while Sal de la Puna is an exploration stage project in which the Company holds a 65% interest. The Company is advancing development plans for these assets, including evaluating opportunities to achieve synergies through joint development of the projects.

The Company’s operations concerning Caucharí-Olaroz are conducted in Argentina through equity investees, Minera Exar and Exar Capital B.V. (“Exar Capital”) respectively, which are governed by a shareholders’ agreement between the Company and Ganfeng. The Company and Ganfeng collectively own 91.5% of Minera Exar (and Caucharí-Olaroz; with the remaining 8.5% owned by JEMSE) and 100% of Exar Capital (a Netherlands entity that provides funding to Minera Exar). For Pastos Grandes, the Company conducts operations through its indirectly wholly-owned subsidiary, Proyecto Pastos Grandes S.A. (“PPG”) in Argentina. Operations concerning Sal de la Puna are conducted by the Company through its 65% ownership interests in Sal de la Puna Holdings Ltd. in Canada (with Ganfeng owning the remaining 35%), which owns Puna Argentina S.A.U. in Argentina which holds the project.

Health and Safety

The Total Recordable Injury Frequency rate for Caucharí-Olaroz as of March 31, 2024 was 0.72 per 200,000 hours worked (including contractors at site).

Operational Performance and Project Development

Caucharí-Olaroz

During the first quarter of 2024, the commissioning at Caucharí-Olaroz continued to advance. Production volumes surpassed 4,500 tonnes during the first quarter of 2024, a 20% increase compared to the fourth quarter 2023. As production increases and different components of the plant have been pushed to higher levels, the operation has encountered ramp up challenges and anticipated production variability as it moves towards the goal of a near steady state operation target by the end of the year. Caucharí-Olaroz remains on target to produce between 20,000 - 25,000 tonnes of lithium carbonate during 2024.

During February 2024, production levels were impacted by power disruptions tied in part to adverse weather conditions. There is a mitigation plan being implemented to minimize the effect of unscheduled power outages on production in the future.

In April 2024, a planned shutdown at Caucharí-Olaroz was performed. During this shutdown there was a thorough inspection of the processing plant equipment and infrastructure, such as pipes and pumps and an evaluation of the reliability of the systems to ensure optimal functionality in the future.

During the first quarter of 2024, the majority of the Company’s portion of the sales volumes from Caucharí-Olaroz were sold to Ganfeng, Lithium Argentina’s partner in the project. The pricing of the product continues to improve, reflecting the product quality tied to market prices.

MD&A - Period ended March 31, 2024	4

While the current focus at Caucharí-Olaroz remains on the Stage 1 ramp up in production to 40,000 tonnes per annum (“tpa”) of battery quality lithium carbonate, planning for Stage 2 expansion in targeted production capacity of at least 20,000 tpa continues to advance.

Pastos Grandes

Ganfeng and Lithium Argentina have begun preparation of a regional development plan for the Pastos Grandes basin, including Pastos Grandes, Sal de la Puna and Ganfeng’s adjacent Pozuelos Pastos Grandes (“Pozuelos”) project in Argentina. Both companies have conducted significant early works studies in the basin at their respective sites, and as a result, there is a rich data set available for the development of this plan.

The development plan is expected to be completed by the end of 2024 and will include significant technical collaboration to explore the best technologies, including direct lithium extraction (“DLE”) technology to complement the existing conventional solar evaporation process at Pastos Grandes.

The offtake rights for Pastos Grandes remain uncommitted, which will allow Lithium Argentina to explore opportunities to bring in new customers and financing to accelerate and support development of a global lithium chemical supply chain.

On March 5, 2024, Ganfeng agreed to invest $70M for an expected 15% stake in the Pastos Grandes project through a subscription of newly-issued shares of the Company’s Argentine subsidiary, Proyecto Pastos Grandes S.A. The transaction is expected to close mid-2024 subject to satisfaction of certain conditions including regulatory approvals of the People’s Republic of China and settlement of applicable transaction agreements with the proceeds available to support the Company’s Argentine operations.

Balance Sheet and Liquidity

As of March 31, 2024, the Company had $86 million in cash and cash equivalents and a $75 million undrawn subordinate debt facility for total liquidity of $161 million. An additional $20 million in collateral related to loans to Caucharí-Olaroz is expected to be released in Q2 2024. The Company’s current liabilities excluding equity-settleable convertible notes as of March 31, 2024, were $14 million.

On March 5, 2024, the Company announced the execution of a definitive agreement with a subsidiary of Ganfeng whereby Ganfeng agreed to acquire $70 million in newly issued shares of PPG, the Company’s indirect wholly-owned Argentine subsidiary holding Pastos Grandes. Completion of the Pastos Grandes Transaction is expected to occur in mid-2024 subject to satisfaction of certain conditions including regulatory approvals of the People’s Republic of China and settlement of applicable transaction agreements. The proceeds of the $70 million investment can be used to support the Company’s funding needs in Argentina, including the Caucharí-Olaroz project.

For 2024, Caucharí-Olaroz expects to be operating cash flow positive when adjusted for working capital changes. Working capital requirements are expected to remain elevated through the first half of 2024 as production continues to ramp up and sales shipments begin to normalize.

To support working capital, startup costs and manage foreign exchange risks, Minera Exar obtained local loans and credit facilities collateralized with cash held at Exar Capital and not included in the Company’s balance sheet. The loans are denominated in US dollars and are repayable in Argentine peso at prevailing official exchange rate at the time of repayment. As of March 31, 2024, Minera Exar had $241 million in local loans and credit facilities due, adjusted for the associated cash collateral, with $190 million due in 2024 and $51 million due in 2025 (at current foreign exchange rates, the loans would require approximately $200 million). The Company’s portion of this debt is $134 million based on its proportion of collateral ($112 million at current exchange rates).

MD&A - Period ended March 31, 2024	5

A substantial portion of the local debt is being refinanced with unsecured credit facilities typical of an operating company.The Company is working with Ganfeng to pursue additional longer term debt options to leverage improved lending conditions in Argentina and to support longer-term growth plans.

The Company expects the existing cash balance, proceeds from operations and other sources of financing to provide sufficient financial resources to fund the planned expenditures at Pastos Grandes, Sal de la Puna and its share of Caucharí-Olaroz planned expenditures, general and administrative and other expenditures.

Cognizant of market conditions and the cyclical pressure in the lithium market, the Company has prudently commenced proactive measures to reduce discretionary spending at the corporate level, as well as at Caucharí-Olaroz and Pastos Grandes. These efforts are aimed at allowing Lithium Argentina to operate and develop its projects more efficiently and reduce cash spend. The Company remains steadfast in its unwavering commitment to neighboring communities and provinces in which it operates.

The timing and the amount of expenditures for Pastos Grandes are within the control of the Company due to its ownership interests in the project. Pursuant to the agreements governing Caucharí-Olaroz and Sal de la Puna, decisions regarding capital budgets for these projects require agreement between Lithium Argentina and the projects’ co-owner, Ganfeng.

The Company continues to support the ramp up of Caucharí-Olaroz and develop its other projects. The Company’s capital resources are driven by the status of its projects, ramp up at Caucharí-Olaroz and its ability to compete for investor support of its projects.

Over the long-term, the Company expects to meet its obligations and fund the development of its projects through its financing plans described above; however, due to the conditions associated with such financing, there can be no assurance that the Company will successfully complete all of its contemplated financing plans. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

Environmental and Social Responsibility

Caucharí-Olaroz carried out its first Participatory quarterly environmental monitoring of 2024 in collaboration with an external environmental consultancy and laboratory. Observers from the various communities, including Susques, Puesto Sey, Pastos Chicos and El Toro participated in the process.

Caucharí-Olaroz, held its second annual training program on the formulation of social projects. This program, part of the “EXAR Together with the Community”, provides participants with the skills and tools to develop and present projects that positively impact the infrastructure and improvement of their communities.

MD&A - Period ended March 31, 2024	6

SELECTED FINANCIAL INFORMATION

Quarterly Information

Selected consolidated financial information is as follows:

	2024	2023				2022
(in US$ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Total assets	1,046.1	1,055.0	1,063.4	1,501.9	1,328.4	1,016.5	1,023.9	1,043.5
Property, plant and equipment	9.8	9.2	8.0	90.9	35.6	9.0	8.8	9.2
Current assets	98.8	133.6	173.5	529.4	608.4	356.1	396.2	445.5
Current liabilities excluding equity-settleable convertible notes	(14.3)	(14.6)	(25.5)	(52.2)	(60.8)	(19.6)	(7.6)	(10.1)
Total liabilities	(226.0)	(226.1)	(221.6)	(255.8)	(274.5)	(232.5)	(251.3)	(231.5)
Expenses - continuing operations	(20.8)	(5.6)	(9.0)	(12.0)	(9.7)	(11.7)	(13.5)	(75.8)
(Loss)/income from continuing operations	(10.2)	(1.1)	6.8	14.9	(3.1)	29.4	(29.8)	2.3
Income/(loss) from discontinued operations	-	1,263.4	(0.2)	10.9	(3.3)	(19.3)	(11.2)	(18.9)
Net (loss)/income	(10.2)	1,262.3	6.6	25.8	(6.4)	10.1	(41.0)	(16.6)

Notes:

1.
Quarterly amounts added together may not equal to the total reported for the period due to rounding.
2.
The operations of Lithium Americas (NewCo) have been presented in prior periods as a discontinued operation.

On July 31, 2023, at the annual, general and special meeting of the Company, the Company’s shareholders approved the separation of Lithium Americas into Lithium Americas (Argentina) Corp. and a new Lithium Americas Corp. (“Lithium Americas (NewCo)”), pursuant to a statutory plan of arrangement (the “Separation”). The Separation was completed on October 3, 2023. As a result of the transaction, the Company transferred its North American business, including, among other assets, the Thacker Pass Project (“Thacker Pass”) and $275.5 million of cash to Lithium Americas (NewCo).

Changes in the Company’s total assets, liabilities and net (loss)/income were driven mainly by increases in loans and contributions to Caucharí-Olaroz, expenses during the period, change in the fair value of the Convertible Notes derivative liability, the Company’s share of results of Caucharí-Olaroz and the distribution of assets and liabilities to the shareholders upon the Separation.

In Q1 2024, total assets decreased primarily due to a decrease in cash and cash equivalents which were used to fund the Company’s operations and a decrease in investment in the Caucharí-Olaroz project due to elimination of the Company’s portion of capitalized intercompany interest, partially offset by an increase in loans advanced to Exar Capital.

In Q4 2023, total assets decreased primarily due to the distribution of assets to shareholders upon the Separation. Net income increased mainly due to the recognition of a gain on distribution of assets to the shareholders upon the Separation, partially offset by expenses in the period and deferred tax expense of $10.7 million due to the weakening of the Argentine Pesos against the US dollar. The fair value of the net assets distributed was $1,680.5 million determined based on the share price of Lithium Americas (NewCo) on October 4, 2023, its first date of trading. The difference of $1,267.5 million between the fair value of the dividend and the carrying value of the net assets was recognized as a gain on distribution of assets on the statement of comprehensive income (loss).

In Q3 2023, assets and liabilities decreased primarily due to the classification of the North American business unit as held for distribution.

MD&A - Period ended March 31, 2024	7

In Q2 2023, total assets increased primarily due to the acquisition of Arena Minerals and property, plant and equipment increased due to the capitalization of Thacker Pass construction costs. Total liabilities decreased primarily due to a decrease in fair value of the Convertible Notes derivative liability by $14.8 million and GM (defined below) warrant agreement and a subscription agreement (“GM Tranche 2 Agreements”) derivative liability by $19.0 million, partially offset by accrued interest on the Convertible Notes of $5.6 million.

In Q1 2023, total assets increased primarily due to cash proceeds from the first tranche investment by GM (“GM Tranche 1 Investment”) of $320 million and property, plant and equipment increased due to commencement of construction of the Thacker Pass project and, as a result, capitalization of the related project construction costs. Total liabilities increased primarily due to the GM Tranche 2 Agreements derivative liability of $24.1 million, an increase in accrued liabilities for $16.8 million in financial advisory fees to be paid in connection with the closing of GM Tranche 1 Investment and accrued interest on the Convertible Notes of $5.4 million.

In Q4 2022, total assets decreased primarily due to a decrease in cash and cash equivalents which were used to fund the Company’s operations. Total liabilities decreased primarily due to a decrease in fair value of the Convertible Notes derivative liability by $34.9 million, partially offset by accrued interest on the Convertible Notes of $5.4 million.

In Q3 2022, total assets decreased primarily due to the expenses in the period, the Company’s share of loss of Caucharí-Olaroz of $8.3 million and a loss on the fair value of warrants of Arena Minerals of $1.4 million. Total liabilities increased primarily due to a $18.4 million increase in fair value of the Convertible Notes derivative liability since Q2 2022, partially offset by an interest payment of $2.8 million on the Convertible Notes in July 2022.

In Q2 2022, total assets decreased primarily due to the Company’s share of loss of Caucharí-Olaroz of $71.5 million, a loss on fair value of Arena Minerals warrants of $3.8 million and a loss on the fair value of common shares of Green Technology Metals of $4.2 million. Total liabilities decreased primarily due to a decrease in fair value of the Convertible Notes derivative liability by $81.6 million, offset by accrued interest on the Convertible Notes of $2.5 million.

MD&A - Period ended March 31, 2024	8

Results of Operations – Net loss analysis

Three Months Ended March 31, 2024, versus Three Months Ended March 31, 2023

The following table summarizes the items that resulted in an increase in net loss for the three months ended March 31, 2024 (“Q1 2024”) versus the three months ended March 31, 2023 (“Q1 2023”), as well as certain offsetting items:

Financial results	Three Months Ended March 31,		Change
(in US$ million)	2024	2023
	$	$	$
EXPENSES
Exploration and evaluation expenditures	(3.1)	(2.0)	(1.1)
General and administrative	(4.0)	(4.3)	0.3
Equity compensation	(1.4)	(0.8)	(0.6)
Share of loss of Cauchari-Olaroz Project	(12.0)	(2.2)	(9.8)
Share of loss of Arena Minerals	-	(0.4)	0.4
Share of loss of Sal de la Puna Project	(0.3)	-	(0.3)
	(20.8)	(9.7)	(11.1)
OTHER ITEMS
Transaction costs	(0.7)	(1.8)	1.1
Gain on financial instruments measured at fair value	4.7	1.3	3.4
Finance costs	(6.0)	(5.4)	(0.6)
Foreign exchange gain	0.5	1.6	(1.1)
Finance and other income	12.2	10.9	1.3
	10.7	6.6	4.1

LOSS FROM CONTINUING OPERATIONS BEFORE TAXES	(10.1)	(3.1)	(7.0)

Tax expense	(0.1)	-	(0.1)

LOSS FROM CONTINUING OPERATION	(10.2)	(3.1)	(7.1)

LOSS FROM DISCONTINUED OPERATIONS	-	(3.3)	3.3

NET LOSS	(10.2)	(6.4)	(3.8)

Higher net loss in Q1 2024 is primarily attributable to:

•
share of loss of the Caucharí-Olaroz project of $12.0 million in Q1 2024 versus $2.2 million loss in Q1 2023. The Company’s share of loss of the Caucharí-Olaroz project of $12.0 million in Q1 2024 mostly consists of $10.9 million effect of elimination of the Company’s portion of capitalized intercompany interest on loans provided by the Company and Ganfeng to fund the project;
•
an increase in exploration and evaluation expenditures related to consulting and salaries, drilling and field supplies associated with Pastos Grandes and Salar de Antofalla Project (“Antofalla Project”) which is 100% owned by Arena Minerals through its wholly owned subsidiary Antofalla Minerals S.A.;
•
lower foreign exchange gain of $0.5 million in Q1 2024 versus gain of $1.6 million in the comparative period primarily due to lower margin on funds transferred to Argentina;
•
higher equity compensation expense of $1.4 million in Q1 2024 versus $0.8 million expense in Q1 2023 mainly attributable to amortization expense of equity awards; and
•
higher finance costs of $ 6.0 million in Q1 2024 versus $5.4 million costs in Q1 2023 mainly associated with interest on the Convertible Notes.

MD&A - Period ended March 31, 2024	9

Higher net loss was partially offset by:

•
gain on change in fair value of financial instruments of $4.7 million in Q1 2024 versus gain of $1.3 million in Q1 2023;
•
loss from discontinued operation of $3.3 million in comparative period Q1 2023 versus no loss in the current period. Loss from discontinued operation of $3.3M in Q1 2023 was mainly associated with Thacker Pass exploration expenditures, general and administrative spend, transaction costs offset by a gain on change in fair value of financial instruments;
•
higher finance income from interest on the loans to Exar Capital and interest earned on cash investments with financial institutions;
•
lower spend on transaction costs in Q1 2024 of $0.7 million versus $1.8 million spend in Q1 2023; and
•
lower general and administrative expenses due to a decrease in salaries, legal and consulting fees in Q1 2024 versus comparative period.

Purchases and sales of lithium carbonate

In Q1 2024, the Company purchased 49% of Minera Exar’s lithium carbonate shipped during the quarter with Ganfeng purchasing the remaining 51% of the product shipped. The Company acted in the capacity of an agent in such sales transactions, as the Company’s acquisition of title to lithium carbonate was simultaneous with the sale of lithium carbonate to Ganfeng and Bangchak and the Company was not directly exposed to inventory or price risk related to lithium carbonate.

Since there was no net amount of commission to the Company, there was no impact on the Company’s statement of comprehensive loss for the three months ended March 31, 2024.

As at March 31, 2024, the Company has $5.4 million payable to Minera Exar and $9.0 million receivable from Ganfeng included in payable to Minera Exar for lithium carbonate purchases and receivables from purchasers of lithium carbonate on the statement of financial position respectively.

Expenses

Exploration and evaluation expenditures during Q1 2024 of $3.1 million (2023 – $2.0 million) include expenditures incurred for Pastos Grandes and Antofalla Project. The increase in the Company’s exploration expenditures is mostly due to higher consulting, salaries, field supplies, drilling and geological expenses incurred during the three months ended March 31, 2024, on the projects.

Equity compensation during Q1 2024 of $1.4 million (2023 – $0.8 million) is a noncash expense and mainly associated with the amortization expense of restricted share units (“RSUs”), preferred share units (“PSUs”), and stock options for the three months ended March 31, 2024.

Included in general and administrative expenses for the three months ended March 31, 2024, of $4.0 million (2023 – $4.3 million) are:

•
Office and administrative expenses of $0.6 million (2023 – $0.4 million), which increased as a result of higher costs associated with office rent and supplies in Q1 2024 versus comparative period.
•
Professional fees of $1.5 million (2023 – $1.8 million) consisting mainly of legal fees and consulting fees.
•
Salaries and benefits of $1.5 million (2023 – $1.6 million) decreased mainly due to a lower headcount in Q1 2024 versus comparative period.

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Other Items

Gain on change in fair value of financial instruments in Q1 2024 of $4.7 million (2023 – $1.3 million) relates to a gain on change in fair value of the Convertible Notes derivative liability. The fair value of this derivative liability as at March 31, 2024, is estimated using a partial differential equation method with Monte Carlo simulation with the following inputs: volatility of 64.21%, share price of $5.39, a risk-free rate of 4.44%, an expected dividend of 0%, and a credit spread of 8.08%. The gain on change in fair value of the Convertible Notes derivative liability is primarily due to a decrease in credit spread from 17.63% as at December 31, 2023 to 8.08% as at March 31, 2024 and a decrease in the Company’s share price from $6.32 as at December 31, 2023 to $5.39 as at March 31, 2024.

Finance and other income during Q1 2024 was $12.2 million (2023 – $10.9 million) and includes primarily interest income on the Company’s loans to Exar Capital of $10.2 million (2023 – $6.8 million), and interest earned on bank and other deposits of $2.0 million (2023 – $4.1 million).

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Three Months Ended March 31,
(in US$ million)	2024	2023
	$	$
Net cash used in operating activities	(8.2)	(19.0)
Net cash (used)/provided by investing activities	(28.1)	24.8
Net cash (used)/provided by financing activities	(0.3)	320.2
Effect of foreign exchange on cash	0.5	1.6
Change in cash and cash equivalents	(36.1)	327.6
Cash and cash equivalents - beginning of the period	122.3	194.5
Cash and cash equivalents - end of the period	86.2	522.1

As at March 31, 2024, the Company had cash and cash equivalents of $86.2 million, compared to cash and cash equivalents of $522.1 million, short-term bank deposits of $82.1 million as at March 31, 2023.

As at March 31, 2024, the limited recourse loan facility remains undrawn with $75 million available under the facility.

Operating Activities

Cash used in operating activities during the three months ended March 31, 2024, was $8.2 million (2023 – $0.8 million and $18.2 million used in operating activities of continued and discontinued operations respectively). The significant components of operating activities are discussed in the Results of Operations section above.

Investing Activities

Cash used in investing activities during the three months ended March 31, 2024, was $28.1 million (2023 – $34.6 million and $9.8 million cash provided by/used in investing activities of continued and discontinued operations respectively).

During the three months ended March 31, 2024, the Company advanced $26.9 million of loans to Exar Capital, contributed $0.4 million to investment in Caucharí-Olaroz project and spent $0.8 million on PP&E additions.

Financing Activities

Equity-settleable Convertible Notes

On December 6, 2021, the Company closed an offering (the “Offering”) of $225 million aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes” or “Notes”). On December 9, 2021, the initial purchasers under the Offering exercised, in full, their option to purchase up to an additional $33.75 million aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258.75 million.

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In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The Company adopted these amendments effective January 1, 2024, and applied them retrospectively as required by the transitional provisions of the amendments.

Amendments to IAS 1 resulted in a reclassification of equity-settleable convertible notes from non-current liabilities to current liabilities as at January 1, 2023 and December 31, 2023. The convertible notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the convertible notes would be convertible at the option of the holders and upon conversion, the convertible notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. As a result, the Company does not have the right to defer settlement of the convertible notes for more than 12 months after the end of the reporting periods (see Note 10 of the Company’s Q1 2024 financial statements filed on SEDAR+ for details regarding the terms of the Convertible Notes).

Loan Facility

As at March 31, 2024, the limited recourse loan facility remains undrawn with $75 million available under the facility.

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

Common Shares issued and outstanding	161.2 million
Restricted Share Units (RSUs)	2.5 million
Deferred Share Units (DSUs)	0.4 million
Stock Options	1.9 million
Performance Share Units (PSUs)	0.5 million
Common shares, fully diluted	166.5 million

RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s equity accounted investee, entered into the following transactions with companies controlled by the family of its president, who is also a director of Lithium Argentina:

•
Option Agreement with Grupo Minero Los Boros S.A. on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Caucharí-Olaroz project.
•
Expenditures under the construction services contract for the Caucharí-Olaroz project with Magna Construcciones S.R.L. (“Magna”) were $0.2 million for the three months ended March 31, 2024 (on a 100% basis).
•
Service agreement with a consortium owned 49% by Magna. The agreement entered into Q1 2022, is for servicing of the evaporation ponds at Caucharí-Olaroz over a five-year term, for total consideration of $68 million (excluding VAT).

During the three months ended March 31, 2024, director’s fees paid by Minera Exar to its President, who is also a director of the Company, totaled $19,000 (2023 – $18,000) (on a 100% basis).

MD&A - Period ended March 31, 2024	12

During the three months ended March 31, 2024, Minera Exar settled approximately $34.0 million (a portion of the outstanding third party loans) with a $25.9 million loan from Exar Capital at prevailing foreign exchange rate at the time of repayment. The accumulated amount of such loans obtained from third parties as of March 31, 2024, is approximately $331.0 million and they include loans totaling:

•
$80.0 million which are secured with a $33.0 million line of credit and $30.0 million guarantee provided by Ganfeng. The Company has in turn provided a guarantee to Ganfeng in the amount of $34.3 million for the loans;
•
$96.0 million that are secured with a bank letter of credit arranged by Exar Capital, with the Company and Ganfeng providing approximately $57.0 million cash that is held by Exar Capital as collateral under the line of credit. This cash can be used to settle Minera Exar loans. Subsequent to Q1 2024, Minera Exar settled approximately $33.0 million (a portion of the outstanding third party loans) with a $26.7 million loan from Exar Capital; and
•
$18.0 million that are secured with a bank letter of credit arranged by Minera Exar. The remaining third-party loans are unsecured.

In March 2023, an agreement was entered into with the Company’s former VP, Corporate Development to provide corporate development consulting services effective August 1, 2023, with an aggregate value over three years of $3.2 million.

Upon the retirement of the Company’s former Chief Financial Officer, an agreement was entered into on April 20, 2023, providing for a payment of $315 thousand for delaying his retirement, a payment under the terms of his contract of approximately $24 thousand and a grant of restricted share units with a value of approximately $664 thousand to be made by the Company. The parties further agreed to enter into a consulting agreement, which was entered into effective April 24, 2023, for the provision of advisory services for a one-year term, which was extended subsequent to March 31, 2024, for the three additional months beyond the term of the agreement. The aggregate value of the consulting agreement over its original term is $180 thousand.

Compensation of Key Management

The Company’s key management includes the executive management team who supervise day-to-day operations and independent directors on the Company’s Board of Directors who oversee management. Their compensation is as follows:

	Three Ended March 31,
(in US$ million)	2024	2023
	$	$
Equity compensation	1.4	0.7
Salaries, bonuses, benefits and directors' fees included in general and administrative expenses	0.5	0.8
Salaries, bonuses and benefits included in exploration expenditures	0.1	0.2
Salaries and benefits capitalized to Investment in Caucharí-Olaroz project	0.1	0.1
	2.1	1.8

Amounts due to directors as at March 31, 2024, include $0.5 million due to the independent directors of the Company for Q1 2024 and Q4 2023 directors’ fees.

(in US$ million)	March 31, 2024	December 31, 2023
	$	$
Total due to directors	0.5	0.1

MD&A - Period ended March 31, 2024	13

Offtake Arrangements

Each of the Company and Ganfeng are entitled to a share of offtake from production at the Caucharí-Olaroz project. The Company will be entitled to 49% of the offtake, which would amount to approximately 19,600 tpa of lithium carbonate assuming full capacity is achieved. The Company has entered into an offtake agreement with each of Ganfeng and Bangchak to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity). The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate is uncommitted, but for limited residual rights available to Bangchak to the extent production does not meet full capacity.

CONTRACTUAL OBLIGATIONS

As at March 31, 2024, the Company had the following contractual obligations on an undiscounted basis:

	Years ending December 31,
	2024	2025	2026 and later	Total
	$	$	$	$
Convertible Notes	2.3	4.5	265.5	272.3
Accounts payable and accrued liabilities	12.8	-	-	12.8
Obligations under office leases¹	0.5	0.4	0.3	1.2
Total	15.6	4.9	265.8	286.3

¹Include principal and interest/finance charges.

The Convertible Notes are classified as current liabilities as at March 31, 2024, since the Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. The above table summarizes the contractual maturities as at March 31, 2024, with respect to the Convertible Notes assuming such conditions are not satisfied.

The Company’s and the Company’s equity investees’ commitments related to royalties, and other payments are disclosed in Notes 7 and 9 of Q1 2024 financial statements filed on SEDAR+, most of which will be incurred in the future if the Company continues to hold the subject property, continues construction, or starts production.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into financial assets and liabilities measured at amortized cost, other than the Convertible Notes derivative are measured at fair value on a recurring basis. All financial instruments are initially measured at fair value plus, in the case of items measured at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows. The contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

MD&A - Period ended March 31, 2024	14

The Company and its subsidiaries, as well as its investee Minera Exar, may from time to time make short-term investments into Argentine government securities, financial instruments guaranteed by Argentine banks and other Argentine securities. These investments may or may not realize short term gains or losses.

For additional details about the Company’s financial instruments please refer to the Note 18 of the Company’s Q1 2024 financial statements filed on SEDAR+.

Estimation Uncertainty and Accounting policy judgments

Please refer to the Company’s annual MD&A for the year ended December 31, 2023, for Estimation Uncertainty and Accounting Policy Judgments disclosure. The nature and amount of significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty as well as accounting policies applied during the three months ended March 31, 2024, were substantially the same as those that management applied to the consolidated financial statements as at and for the year ended December 31, 2023.

NEW IFRS PRONOUNCEMENTS

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The Company adopted these amendments effective January 1, 2024, and applied them retrospectively as required by the transitional provisions of the amendments.

Amendments to IAS 1 resulted in a reclassification of equity-settleable convertible notes from non-current liabilities to current liabilities as at January 1, 2023 and December 31, 2023. The convertible notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the convertible notes would be convertible at the option of the holders and upon conversion, the convertible notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. As a result, the Company does not have the right to defer settlement of the convertible notes for more than 12 months after the end of the reporting periods.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, there are consequential amendments to other accounting standards; some requirements previously included in IAS 1 have been moved to IAS 8 and limited amendments have been made to IAS 7 and IAS 34. IFRS 18 is effective for the reporting period beginning on or after 1 January 2027, with early application permitted. Retrospective application is required in both annual and interim financial statements. The Company has not yet applied this standard, and the application of this standard will have an impact on the presentation of the Company’s financial statement.

MD&A - Period ended March 31, 2024	15

RISKS AND UNCERTAINTIES

The operating results and financial condition of the Company are subject to a number of inherent risks and uncertainties associated with its business activities. Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond the Company’s control. These risks and uncertainties include, without limitation, numerous external factors such as economic, social, geopolitical, warfare, environmental, regulatory, health, legal, tax and market risks impacting, among other things, lithium prices, commodities, foreign exchange rates, inflation, the availability and cost of capital to fund the capital requirements of the business and the supply chain related to the business, uncertainty of production and other estimates and the potential for unexpected costs and expenses, and changes in general economic conditions or conditions in the financial markets, as well as the various risks discussed elsewhere in this MD&A and those identified in the Company’s Annual Information Form and Form 40-F for the year ended December 31, 2023, and the Company’s other disclosure documents as filed in Canada on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov. You should carefully consider such risks and uncertainties prior to deciding to invest in our securities.

TECHNICAL INFORMATION AND QUALIFIED PERSON

The scientific and technical information in this MD&A, has been reviewed and approved by Ernest Burga, P.Eng., a “Qualified Person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and independent of the Company. Additional information about the Company’s mineral projects is contained in its latest AIF and Form 40-F.

Detailed scientific and technical information on the Caucharí-Olaroz project can be found in the NI 43-101 technical report entitled “Updated Feasibility Study and Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at Caucharí-Olaroz Salars, Jujuy Province, Argentina”. The technical report has an effective date of September 30, 2020, and was prepared “Qualified Persons” for the purposes of NI 43-101, independent of the Company.

Detailed scientific and technical information on the Pastos Grandes project can be found in the NI 43-101 technical report dated June 16, 2023, titled “Lithium Resources Update, Pastos Grandes Project, Salta Province, Argentina”. The technical report has an effective date of April 30, 2023, and was prepared by a “Qualified Person” for the purposes of NI 43-101, independent of the Company. Copies of the technical reports are available on the Company’s website at www.lithium-argentina.com and on the Company’s SEDAR+ profile at www.sedarplus.ca.

Further information about the Caucharí-Olaroz project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources and reserves, factors that may affect those estimates, and details regarding development and the mine plan for the project, is available in the above-mentioned Caucharí-Olaroz technical report.

Further information about the Pastos Grandes project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources, factors that may affect those estimates, is available in the above-mentioned Pastos Grandes technical report.

Unless otherwise indicated, all mineral reserves and mineral resources estimates referred to in this MD&A have been prepared in accordance with NI 43-101 and the CIM Definition Standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on May 10, 2014. These standards are similar to, but differ in some ways from, the requirements of the SEC that are applicable to domestic United States reporting companies and foreign private issuers not eligible for the multijurisdictional disclosure system adopted by the United States and Canada. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards under Subpart 1300 of Regulation S-K. Accordingly, information included in this MD&A that describes the Company's mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

MD&A - Period ended March 31, 2024	16

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls over financial reporting during the three months ended March 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning Mineral Resource and Mineral Reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: 2024 expected production for the Caucharí-Olaroz project; expected production for the month of May; 2024 positive cash flow expectations; goals of the Company; development of the Caucharí-Olaroz project, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; plans at the Caucharí-Olaroz project to prioritize commissioning and the expected timing thereof; timing of completion of KCI plant; expected remaining funding commitments at the Caucharí-Olaroz project; expected timing of full capacity production at the Caucharí-Olaroz project and plans for additional production capacity; Stage 2 targeted production capacity; estimates, and any change in estimates, of the Mineral Resources and Mineral Reserves at the Company’s properties; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether Mineral Resources that are not included in Mineral Reserves will ever be developed into Mineral Reserves, and information and underlying assumptions related thereto; the timing and amount of future production;

MD&A - Period ended March 31, 2024	17

expectations with respect to costs of production; liquidity outlook; use of proceeds from financing activities; currency exchange and interest rates; the Company’s expectations with respect to meeting its funding obligations through its financing plans; expectations with respect to the sufficiency of current cash balances and other sources to fund planned expenditures; the Company’s ability to raise capital and the sufficiency of currently available funding; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Caucharí-Olaroz project, which is held and operated through an entity in Argentina that is 44.8% owned by the Company, 46.7% owned by Ganfeng and 8.5% owned by JEMSE; successful operation of the Caucharí-Olaroz project under its co-ownership structure; ability to produce battery grade lithium products; the timing of the completion of the Pastos Grandes Transaction and potential benefits thereof; the Company’s share of the expected capital expenditures for the construction of the Caucharí-Olaroz project; expecting timing to complete project review, development planning, evaluating opportunities for synergy for the Pastos Grandes and Sal de la Puna projects as well as Pozuelos; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, matters relating to the agreement reached by the Argentine government with the International Monetary Fund in respect of Argentina’s external debt, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; and the successful integration and expected benefits of the acquisition of Arena Minerals, including opportunities for regional growth and development of the Pastos Grandes basin expected from the acquisition.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things:

•
current technological trends;
•
a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Caucharí-Olaroz Project;
•
ability of the Company to fund, advance and develop the Caucharí-Olaroz Project and its other projects, and the respective impacts of the projects when production commences or has fully ramped-up;
•
the Company’s ability to operate in a safe and effective manner;
•
uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina;
•
demand for lithium, including that such demand is supported by growth in the electric vehicle market;
•
the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry;
•
general economic conditions;
•
the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
•
stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;
•
the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
•
gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
•
estimates of and unpredictable changes to the market prices for lithium products;

MD&A - Period ended March 31, 2024	18

•
development and construction costs for the Caucharí-Olaroz project, the economics related thereto, and costs for any additional exploration work at the project;
•
estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves;
•
reliability of technical data;
•
anticipated timing and results of exploration, development and construction activities, including the impact of any pandemic, war or other global events on such timing;
•
the receipt of required approvals for and timing of the Pastos Grandes Transaction;
•
the Company’s ability to obtain additional financing on satisfactory terms or at all;
•
the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
•
the impacts of pandemics and geopolitical issues on the Company’s business;
•
the impact of inflation and other economic conditions on the Company’s business and global markets; and
•
accuracy of development budget and construction estimates.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s latest AIF available on SEDAR+.

All forward-looking information contained in this MD&A is expressly qualified by the risk factors set out in the Company’s latest AIF, management information circular and this MD&A. Such risks include, but are not limited to the following: the Company’s mineral properties, or the mineral properties in which it has an interest, may not be developed or operate as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties, or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate additional funding; market prices affecting the ability to develop or operate the Company's mineral properties and properties in which it has an interest; risks associated with co-ownership and/or joint venture arrangements; risks related to acquisitions, integration and dispositions; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of hostilities in Ukraine, Israel, the Middle East and other parts of the world and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; regulatory risks with respect to strategic minerals; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; whether certain Mineral Resources will ever be converted into Mineral Reserves; uncertainties with respect to estimates of capital and operating costs and related economics for the Caucharí-Olaroz Project; uncertainties inherent to the results of feasibility studies; risks in connection with the Company’s existing debt financing; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of brine management regulations; surface access risk; risks related to climate change; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project

MD&A - Period ended March 31, 2024	19

economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company, or to the Company and its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk; dependency on consultants and key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; Common Share price volatility; cybersecurity risks and threats; and uncertainties with obtaining required approvals (including regulatory approvals) for the Pastos Grandes Transaction. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company’s filings with securities regulators, including our latest AIF and management information circular, which are available on SEDAR+.

MD&A - Period ended March 31, 2024	20